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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 4)*

Yahoo! Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
984332-10-6

(CUSIP Number)
April 4, 2000, November 8, 2000, November 17, 2000 and December 4, 2000

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    / /      Rule 13d-1(c)

    /x/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332-10-6	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jerry Yang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / /
(b) / /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY
OWNED BY		45,230,356 (1) (3)
EACH
REPORTING	6	SHARED VOTING POWER
PERSON WITH
0

	7	SOLE DISPOSITIVE POWER
45,230,356 (1) (3)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,230,356 (1) (3)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
/x/

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
8.10% (2) (3)

12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 984332-10-6	13G	Page 3 of 6 Pages

(1) Does not include 2,070 shares held by the reporting person's wife. The reporting person disclaims ownership of the 2,070 shares, and this schedule shall not be deemed an admission that the reporting person is the beneficial owner for the purpose of Section 13, Section 16 or for any other purpose.

(2) Based upon 558,422,699 shares of Yahoo! Inc., common stock outstanding at September 30, 2000, as reported on the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2000, as filed with the SEC on November 9, 2000.

(3) These share and percentage numbers reflect the 2-for-1 stock split effective as of February 11, 2000.

CUSIP No. 984332-10-6	13G	Page 4 of 6 Pages
Item 1(a).	Name of Issuer:
Yahoo! Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
3420 Central Expressway, Santa Clara, CA 95051

Item 2(a).	Name of Person Filing:
Jerry Yang

Item 2(b).	Address of Principal Business Office or, if none, Residence:
Same as Item 1(b)

Item 2(c).	Citizenship:
See Row 4 of cover page

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
984332-10-6

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

    Not Applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned:
See Row 9 of cover page

(b)	Percent of Class:
See Row 11 of cover page

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote See Row 5 of cover page
(ii)	shared power to vote or to direct the vote See Row 6 of cover page
(iii)	sole power to dispose or to direct the disposition of See Row 7 of cover page
(iv)	shared power to dispose or to direct the disposition of See Row 8 of cover page

Item 5. Ownership of Five Percent or Less of a Class.

    Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not Applicable.

CUSIP No. 984332-10-6	13G	Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not Applicable.

Item 8. Identification and Classification of Members of the Group.

    Not Applicable.

Item 9. Notice of Dissolution of Group.

    Not Applicable.

Item 10. Certification.

    Not Applicable.

CUSIP No. 984332-10-6	13G	Page 6 of 6 Pages

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement set forth in this statement is true, complete and correct.

Date: March 16, 2001
/s/ Jerry Yang
Jerry Yang

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SIGNATURE